Filed pursuant to Rule 424(b)(5)

Registration No. 333-280798

PROSPECTUS SUPPLEMENT

(To Prospectus Supplement Dated August 30, 2024
to Prospectus Dated July 22, 2024)

Up to $2,693,527

Shares of Common Stock

This prospectus supplement (“Prospectus Supplement”) amends and supplements the information in the prospectus, dated July 22, 2024 (the “Prospectus”), filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-280798), as previously supplemented by our prospectus supplement, dated August 30, 2024 (the “Prior Supplement” and together with the Prospectus, the “Prior Prospectus”), relating to the offer and sale of shares of our common stock, $0.001 par value per share, having an aggregate offering price of up to $1,425,000 (of which we have sold shares of common stock with an aggregate offering price of $169,215 as of the date hereof) pursuant to the terms of an At the Market Offering Agreement, dated August 30, 2024 (the “Sales Agreement”) with Ladenburg Thalmann & Co. Inc (“Ladenburg”). This Prospectus Supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

We are filing this Prospectus Supplement to amend the Prior Prospectus to increase the maximum amount of shares that we are eligible to sell pursuant to the Sales Agreement under General Instruction I.B.6 of Form S-3. As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $2,693,527 from time to time through Ladenburg, which does not include the shares of common stock having an aggregate sales price of $169,215 that were sold pursuant to the Prior Prospectus to date. In the event that we may sell additional amounts under the Sales Agreement in accordance with General Instruction I.B.6, we will file another prospectus supplement prior to making such additional sales. This Prospectus Supplement amends and/or supplements only those sections of the Prior Prospectus as listed in this Prospectus Supplement; all other sections of the Prior Prospectus remain as is.

As of the date of this Prospectus Supplement, the aggregate market value of our outstanding common stock held by non-affiliates, or the public float, was approximately $8,588,225, which was calculated based on 4,189,378 shares of common stock (including common stock issuable upon the exchange of exchangeable shares) outstanding as of such date held by non-affiliates at a price of $2.05 per share, the closing price of our common stock on the Nasdaq Capital Market on October 30, 2024. During the 12 calendar months prior to, and including, the date of this Prospectus Supplement, we sold securities with an aggregate market value of $169,215 pursuant to General Instruction I.B.6 of Form S-3. Pursuant to General Instruction I.B.6 of Form S-3, in no event may we sell, pursuant to the registration statement of which this Prospectus Supplement and the Prior Prospectus are a part, securities in a public primary offering with a value exceeding one-third of the aggregate market value of our public float in any 12-month period, so long as our public float remains below $75,000,000.

Our common stock is traded on the Nasdaq Capital Market under the symbol “PRSO.” On December 6, 2024, the last reported sale price of our common stock on the Nasdaq Capital Market was $0.8753 per share.

Investing in our common stock involves a high degree of risk. Please read the information contained in and incorporated by reference under the heading “Risk Factors” beginning on page S-8 of the Prior Supplement, under the heading “Risk Factors” beginning on page 4 of the Prospectus and the risk factors described in our most recent Annual Report on Form 10-K and in the documents that are incorporated by reference into this Prospectus Supplement and the Prior Prospectus, and under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this Prospectus Supplement and the Prior Prospectus as they may be amended, updated or modified periodically in our reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Ladenburg Thalmann

The date of this prospectus supplement is December 10, 2024.

DILUTION

If you purchase shares of our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after giving effect to this offering. We calculate net tangible book value per share by dividing the net tangible book value, which is total tangible assets less total liabilities, by the number of outstanding shares of our common stock. Dilution represents the difference between the price per share paid by purchasers of shares in this offering and the as adjusted net tangible book value per share of our common stock immediately after giving effect to this offering. Our net tangible book value as of September 30, 2024 was approximately $1.2 million, or $0.41 per share.

After giving effect to the issuance of 2,246,030 shares of our common stock upon the exercise of Series B warrants in a warrant inducement offering that closed on November 6, 2024, for aggregate net proceeds of approximately $2.6 million, our pro forma net tangible book value as of September 30, 2024 would have been approximately $3.8 million, or $0.74 per share.

After giving effect to the sale of our common stock during the term of the Sales Agreement with Ladenburg in the aggregate amount of $2,693,527 at an assumed offering price of $0.88 per share, the approximate last reported sale price of our common stock on the Nasdaq Capital Market on December 6, 2024, the fixed commission rate of 3.0% payable to Ladenburg, our pro forma as adjusted net tangible book value as of September 30, 2024 (inclusive of the effects set forth in the immediately preceding paragraph) would have been $6.4 million, or $0.78 per share of common stock. This represents an immediate increase in the net tangible book value of $0.04 per share to our existing stockholders and an immediate dilution in net tangible book value of $0.10 per share to new investors. The following table illustrates this per share dilution:

Assumed public offering price per share		$0.88
Net tangible book value per share as of September 30, 2024 (pro forma basis)	$0.74
Increase in net tangible book value per share attributable to this offering	$0.04
Pro forma as adjusted net tangible book value per share as of September 30, 2024, after giving effect to this offering		$0.78
Dilution per share to new investors purchasing shares in this offering		$0.10

The table above assumes for illustrative purposes that an aggregate of 3,060,826 shares of our common stock are sold during the term of the Sales Agreement with Ladenburg at a price of $0.88 per share, the approximate last reported sale price of our common stock on the Nasdaq Capital Market on December 6, 2024, for aggregate gross proceeds of $2,693,527. Changes in the assumed public offering price of $0.88 per share would not affect our pro forma as adjusted net tangible book value after this offering because this offering is currently limited to $2,693,527. However, the shares subject to the Sales Agreement with Ladenburg are being sold from time to time at various prices. An increase of $0.25 per share in the price at which the shares are sold from the assumed offering price per share shown in the table above, to $1.13 per share, assuming all of our common stock in the aggregate amount of $2,693,527 during the remaining term of the Sales Agreement with Ladenburg is sold at that price, would increase our pro forma as adjusted net tangible book value per share after the offering to $0.85 per share and would increase the dilution in net tangible book value per share to new investors in this offering to $0.28 per share, after deducting commissions and estimated aggregate offering expenses payable by us. A decrease of $0.25 per share in the price at which the shares are sold from the assumed offering price per share shown in the table above, to $0.63 per share, assuming all of our common stock in the aggregate amount of $2,693,527 during the term of the Sales Agreement with Ladenburg is sold at that price, would decrease our pro forma as adjusted net tangible book value per share after the offering to $0.68 per share and would decrease the dilution in net tangible book value per share to new investors in this offering to an accretion in net tangible book value of $0.05 per share, after deducting commissions and estimated aggregate offering expenses payable by us. This information is supplied for illustrative purposes only.

The above discussion and table are based on 2,943,587 shares of our common stock and exchangeable shares issued and outstanding as of September 30, 2024, comprising 2,856,402 shares of common stock and 87,185 shares of common stock issuable upon the exchange of exchangeable shares, and excludes, as of such date:

●	33,347 shares of common stock issuable upon the exercise of outstanding stock options, which options have a weighted average exercise price of $126.35 per share;

●	9,215 shares of common stock issuable upon the vesting of restricted stock units;

●	42,179 shares of common stock available for future issuance under the Company’s Amended and Restated 2019 Stock Incentive Plan;

●	142,857 shares of common stock issuable upon exercise of warrants dated June 2, 2023 at $28.00 per share;

●	7,143 shares of common stock issuable upon exercise of placement agent warrants dated June 2, 2023 at $28.00 per share;

●	91,875 shares of common stock issuable upon exercise of warrants dated November 30, 2022 at $40.00 per share;

●	3,974,520 shares of common stock issuable upon exercise of Series A warrants dated February 8, 2024 at $2.25 per share;

●	3,974,520 shares of common stock issuable upon exercise of Series B warrants dated February 8, 2024 at $2.25 per share;

●	29,190 shares of common stock issuable upon exercise of pre-funded warrants dated February 8, 2024 at $0.001 per share; and

●	139,108 shares of common stock issuable upon exercise of underwriter warrants dated February 8, 2024 at $2.625 per share.

To the extent that options or warrants outstanding as of September 30, 2024, if any, have been or are exercised, or other shares are issued, investors purchasing shares in this offering could experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations, including for potential acquisition or in-licensing opportunities, even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

2